EXHIBIT 16.1

[KPMG LLP]

June 3, 2003

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

1.               We were previously principal accountants for the SkyWest, Inc. Employees Retirement Plan (the Plan) and under the date of July 11, 2002, we reported on the financial statements of the Plan as of and for the year ended December 31, 2001.  On May 30, 2003, our appointment as principal accountants was terminated.  We have read the statements included in the first, third and fifth paragraphs under Item 4 of the Plan’s Form 8-K dated June 3, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Plan’s statement that the Plan’s Trustees approved the change in accountants or the selection of Ernst & Young LLP to be the Plan’s new independent auditors.

Very truly yours,

/s/ KPMG LLP